Exhibit 99.2
Amdocs Executive Vice President and
Chief Operating Officer Eli Gelman to Leave Amdocs Effective January 2009
St. Louis, MO – April 17, 2008 –Amdocs Limited (NYSE: DOX) today announced that Amdocs Management Limited’s executive vice president and chief operating officer Eli Gelman will leave Amdocs effective January 1, 2009. Gelman will relinquish his role as chief operating officer immediately but will continue to actively contribute to the Amdocs management team in a new role until his departure and will retain his seat on the board of directors.
“Eli has decided to pursue business and social welfare activities outside of Amdocs, within a private framework,” said Dov Baharav, chief executive officer of Amdocs Management Limited. “I sincerely thank Eli for his 21 years of dedicated and outstanding service to Amdocs. Eli has been an integral part of our growth and success. We will miss him and wish him well in his new endeavors.”
“It is with mixed emotions that I leave my position on the Amdocs management team, but I look forward to this next stage in my personal and professional life,” said Gelman. “I take comfort in knowing that I leave behind a great depth and breadth of talented and experienced leaders who will contribute to the success of Amdocs in the years to come.”
About Amdocs
Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and intentional customer experience(™) at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $2.84 billion in fiscal 2007, Amdocs has more than 17,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at http://www.amdocs.com.
Amdocs Forward-Looking Statement
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business segments it serves, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the

Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2007, filed on December 3, 2007, and in our quarterly 6-K furnished on February 11, 2008.